SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO and UNIBANCO HOLDINGS

Highlights - 3Q07 Consolidated Results

Performance

Unibanco's net income reached R$2,621 million in 9M07 and R$1,199 million in 3Q07, up 123.3% and 42.6% when compared to 9M06 and 2Q07, respectively. Excluding the result from non recurring events in 3Q07, net income was R$667 million in the quarter, a 17.8% growth when compared to the same period last year. Annualized return on average equity (ROAE) reached 50.2% in 3Q07 and 33.7% in 9M07. Excluding the result from non recurring events, ROAE was 26.5% in 3Q07 and 24.5% in 9M07.

Highlights – Balance Sheet

Unibanco's total assets reached R$133,925 million, up 31.4% when compared to September 30, 2006. It is worth mentioning the R$12.6 billion increase in total loans, particularly in payroll loans, car loans and Small and Medium Enterprises (SMEs) portfolio.

The loan portfolio reached R$55,902 million in September 2007, up 8.2% in the quarter and 29.0% in the past 12 months, higher than the National Financial System (6.8% QoQ and 24.8% YoY). Retail portfolio increased 12.1% in 3Q07, with highlight for growth in payroll loans, up 31.2%, car loans, 24.6%, and SMEs, 12.1% . Wholesale portfolio grew 2.7% in the quarter and 13.7% in the last 12 months, despite the US dollar depreciation of 4.5% and 15.4% in the respective periods.

The Unibanco's risk management policy, along with an increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected on the 13.8% reduction in provision for loan losses, 9M07 vis-à-vis 9M06, and on the D to H portfolio ratio reduction, as shown in the graph below:

Highlights – Results

The financial margin after provision for loan losses was R$2,100 million in 3Q07, up 1.2% when compared to 2Q07 and 10.4% from the same period last year. This evolution is mostly explained by a higher credit volume and an improvement in the asset quality.

The financial margin after provision for loan losses reached 7.0% in 9M07. When compared to the same period last year, there was a 60 b.p. drop, despite the reduction of 300 b.p. in the Selic interest rate.

The highlight was the 13.8% decrease in provision for loan losses, 9M07 vis-à-vis 9M06. Provision for loan losses represented 21.2% of the financial margin in 9M07, compared to 26.1% in the same period of last year.

Unibanco's total personnel and administrative expenses decreased 1.4% in 3Q07 vis-à-vis 3Q06 and increased 2.6% in 9M07 from 9M06. For companies under Unibanco's direct management, the variation was only 1.0%, 3Q07 vis-à-vis 3Q06, and 1.6% in 9M07 compared to 9M06. This is largely due to efficiency gains and budgetary discipline. As a consequence of operational efficiency management, the cost to average assets ratio improved from 5.9% in 3Q06 to 4.4% in 3Q07.

Stocks

Unibanco's Units gained 56.6% over the past 12 months. The GDSs increased 77.8% in the same period.

In 3Q07, the Units' and GDSs' average daily trading volume reached R$466 million, 211% up from 3Q06.

Unibanco's market capitalization, based on the Unit (UBBR11) closing quotation of R$26.92, on November 6th, 2007, is R$37.7 billion.

Ratingsn

In August, Moody's Investors Service upgraded the long-term foreign-currency subordinate perpetual bond ratings of Unibanco Grand Cayman to investment grade.

Human Resources

Unibanco is one of the best companies to work for according to Você S/A and Exame magazines. This achievement is an acknowledgment of the respect that the company has for its employees.

Subsequent Event

In October, through an IPO, Unibanco sold its participation in Bovespa Holding S.A. The value of the sale was R$536 million.

The earnings conference call will take place tomorrow, November 9th, at 7:00 a.m.(Eastern Time) in
Portuguese, and at 9:00 a.m.(Eastern Time) in English.

For additional information and to download the complete documents, please access Unibanco's Investor Relations website.

www.ir.unibanco.com

Please note that this is an English version. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 08, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.